The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

Subject to Completion, Dated April 30, 2019

Pricing Supplement dated               , 2019

(To Equity Index Underlying Supplement dated November 6, 2018,

Prospectus Supplement dated November 6, 2018, and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$               Leveraged Buffered Notes Linked to a Basket Consisting of the S&P 500® Index, the S&P MidCap 400® Index and the Russell 2000® Index due May 15, 2023

•                  The Leveraged Buffered Notes (the “notes”) are linked to an unequally-weighted basket (the “Basket”) consisting of the S&P 500® Index (60% weighting), the S&P MidCap 400® Index (20% weighting) and the Russell 2000® Index (20% weighting).

o                If the Final Basket Value is greater than or equal to the Buffer Value (85% of the Initial Basket Value), investors will receive a return equal to [142% to 146%] (to be determined on the Trade Date) of the Average Basket Return, which is floored at 0% and equals the arithmetic average of the values of the Basket on five quarterly Valuation Dates beginning May 10, 2022.

o                If the Final Basket Value is less than the Buffer Value, investors will be subject to approximately 1.1765-to-1 downside exposure to any decrease in the value of the Basket beyond a 15% decline, potentially offset by [142% to 146%] of any positive Average Basket Return. In this case, Investors may lose up to 100% of investment.

•                  The notes do not pay interest.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)	Agent’s Commission	Proceeds to Issuer
Per Note	$1,000	$0	$1,000
Total	$	$	$

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be between $969.60 and $994.80 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about    , 2019 against payment in immediately available funds.

CIBC World Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 28, 2017 (the “prospectus”), the prospectus supplement dated November 6, 2018 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated November 6, 2018 (the “underlying supplement”).  Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBC World Markets Corp. (“CIBCWM”) and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Underlying supplement dated November 6, 2018:

https://www.sec.gov/Archives/edgar/data/1045520/000110465918066561/a18-39408_13424b2.htm

•                  Prospectus supplement dated November 6, 2018 and prospectus dated March 28, 2017:

https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:

An unequally-weighted basket consisting of the following three equity indices, with the applicable component weighting in parenthesis: the S&P 500® Index (Bloomberg ticker “SPX <Index>”) (60%), the S&P MidCap 400® Index (Bloomberg ticker “MID <Index>”) (20%), and the Russell 2000® Index (Bloomberg ticker “RTY <Index>”) (20%) (each, a “Basket Component”).

Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$
Term:	4 years
Trade Date:	Expected to be May 10, 2019
Original Issue Date:	Expected to be May 15, 2019 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)
Valuation Dates:

Expected to be May 10, 2022, August 10, 2022, November 10, 2022, February 10, 2023 and May 10, 2023 (the “Final Valuation Date”), subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement.

Maturity Date:

Expected to be May 15, 2023, subject to postponement as described under “Certain Terms of the Notes— Valuation Dates— For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement.

Payment at Maturity:

For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

•                  If the Final Basket Value is greater than or equal to the Buffer Value:

$1,000 + ($1,000 × Average Basket Return × Upside Participation Rate)

•                  If the Final Basket Value is less than the Buffer Value:

$1,000 + {$1,000 × [(a) (Final Basket Return + Buffer Amount) × Downside Leverage Factor + (b) (Average Basket Return × Upside Participation Rate)]}

If the Final Basket Value is less than the Buffer Value, you may lose up to 100% of the principal amount.

Upside Participation Rate:	[142% to 146%] (to be determined on the Trade Date)
Buffer Amount:	15%
Buffer Value:	85, which is 85% of the Initial Basket Value.

Downside Leverage Factor:	The quotient of the Initial Basket Value divided by the Buffer Value, which equals approximately 1.1765.
Initial Basket Value:	Set to 100 on the Trade Date.
Final Basket Value:	100 × (1 + Final Basket Return)
Final Basket Return:	The sum of the products of the Final Component Return for each Basket Component multiplied by its component weighting
Final Component Return:	With respect to each Basket Component, a percentage expressed as follows: Final Component Level – Initial Component Level. Initial Component Level
Initial Component Level:	With respect to each Basket Component, its Closing Level on the Trade Date.
Final Component Level:	With respect to each Basket Component, its Closing Level on the Final Valuation Date.
Average Basket Value:	100 × (1 + Average Basket Return)
Average Basket Return:	The sum of the products of the Average Component Return for each Basket Component multiplied by its component weighting. The Average Basket Return is floored at zero.
Average Component Return:	With respect to each Basket Component, a percentage expressed as follows: Average Component Level – Initial Component Level Initial Component Level
Average Component Level:	With respect to each Basket Component, the arithmetic average of its Closing Levels on each of the Valuation Dates.
Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	CUSIP: 13605WQS3 / ISIN: US13605WQS34
Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Basket Value or Average Basket Value relative to the Initial Basket Value or the Buffer Value. We cannot predict the value of the Basket or the level of any Basket Component at any time during the term of the notes, including the Valuation Dates. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Basket or return on the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

The following examples illustrate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes. The following results are based solely on the assumptions outlined below. The hypothetical returns described here assume that the notes are held to maturity. The following examples assume the following:

Principal Amount:	$1,000

Initial Basket Value:	100

Buffer Value:	85 (85% of the Initial Basket Value)

Buffer Amount:	15%

Hypothetical Upside Participation Rate:	142% (The lower end of the Upside Participation Rate range. The actual Upside Participation Rate will be determined on the Trade Date and will be between 142% and 146%.)

Downside Leverage Factor:	100/85, which equals approximately 1.1765

Example 1:

Final Basket Value:	110
Average Basket Value:	102
Average Basket Return:	2.00%
Payment at Maturity:	$1,028.40

In this example, the Final Basket Value is greater than or equal to the Buffer Value and the Average Basket Return is positive. The Payment at Maturity would be $1,028.40 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Average Basket Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 142%)

= $1,028.40

Example 1 shows that the notes provide a leveraged positive return if the Final Basket Value is greater than or equal to the Buffer Value and the Average Basket Return is positive.

Example 2:

Final Basket Value:	110
Average Basket Value:	95
Average Basket Return:	-5.00%
Payment at Maturity:	$1,000.00

In this example, the Final Basket Value is greater than or equal to the Buffer Value but the Average Basket Return is negative. Because the Average Basket Return is floored at 0%, the Payment at Maturity would be $1,000.00 per $1,000 principal amount (a zero return), calculated as follows:

$1,000 + ($1,000 × Average Basket Return × Upside Participation Rate)

= $1,000 + ($1,000 × 0.00% × 142.00%)

= $1,000.00

Example 2 shows that the Payment at Maturity will equal the principal amount if the Final Basket Value is greater than or equal to the Buffer Value but the Average Basket Return is negative.

Example 3:

Final Basket Value:	80
Average Basket Value:	105
Final Basket Return:	-20.00%
Average Basket Return:	5.00%
Payment at Maturity:	$1,012.18

In this example, the Final Basket Value is less than the Buffer Value but the Average Basket Return is positive. The Payment at Maturity would be $1,012.18 per $1,000 principal amount, calculated as follows:

$1,000 + {$1,000 × [(a) (Final Basket Return + Buffer Amount) × Downside Leverage Factor + (b) (Average Basket Return × Upside Participation Rate)]}

= $1,000 + {$1,000 × [(a) (-20.00% + 15.00%) × 100/85 + (b) (5.00% × 142.00%)]}

= $1,012.18

Example 3 shows that when the Final Basket Value is less than the Buffer Value, you will receive a positive return on your Notes only if the sum of the Final Basket Return and the Buffer Amount, multiplied by the Downside Leverage Factor, can be offset by the Average Basket Return multiplied by the Upside Participation Rate.

Example 4:

Final Basket Value:	70
Average Basket Value:	105
Final Basket Return:	-30.00%
Average Basket Return:	5.00%
Payment at Maturity:	$894.53

In this example, the Final Basket Value is less than the Buffer Value but the Average Basket Return is positive. The Payment at Maturity would be $894.53 per $1,000 principal amount, calculated as follows:

$1,000 + {$1,000 × [(a) (Final Basket Return + Buffer Amount) × Downside Leverage Factor + (b) (Average Basket Return × Upside Participation Rate)]}

= $1,000 + {$1,000 × [(a) (-30.00% + 15.00%) × 100/85 + (b) (5.00% × 142.00%)]}

= $894.53

Example 4 shows that when the Final Basket Value is less than the Buffer Value, you will lose some of the principal amount if the sum of the Final Basket Return and the Buffer Amount, multiplied by the Downside Leverage Factor, cannot be offset by the Average Basket Return multiplied by the Upside Participation Rate.

Example 5:

Final Basket Value:	25
Average Basket Value:	50
Final Basket Return:	-75.00%
Average Basket Return:	-50.00%
Payment at Maturity:	$294.12

In this example, the Final Basket Value is less than the Buffer Value and the Average Basket Return is negative. Because the Final Basket Return is less than the Buffer Amount and the Average Basket Return is floored at 0%, the Payment at Maturity would be $294.12 per $1,000 principal amount, calculated as follows:

$1,000 + {$1,000 × [(a) (Final Basket Return + Buffer Amount) × Downside Leverage Factor + (b) (Average Basket Return × Upside Participation Rate)]}

= $1,000 + {$1,000 × [(a) (-75.00% + 15%) × 100/85 + (b) (0.00% × 142.00%)]}

= $294.12

Example 5 shows that you are exposed on an approximately 1.1765-to-1 basis to any decrease in the value of the Basket by more than 15%, if the Average Basket Return is less than or equal to zero. You may lose up to 100% of the principal amount.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•                  You believe that the value of the Basket will increase during the term of the notes.

•                  You are willing to make an investment that is exposed to the negative performance of the Basket on an approximately 1.1765-to-1 basis for each percentage point that the Final Basket Value is less than the Buffer Value, which will not be offset by the leveraged Average Basket Return when the Average Basket Return is not positive.

•                  You do not seek current income over the term of the notes.

•                  You are willing to forgo dividends or other distributions paid on the securities included in the Basket Components.

•                  You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.

•                  You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be suitable for you if:

•                  You believe that the value of the Basket will decrease during the term of the notes or that it will not increase sufficiently to provide you with your desired return.

•                  You are unwilling to make an investment that is exposed to the negative performance of the Basket on an approximately 1.1765-to-1 basis for each percentage point that the Final Basket Value is less than the Buffer Value, which will not be offset by the leveraged Average Basket Return when the Average Basket Return is not positive.

•                  You seek full payment of the principal amount of the notes at maturity.

•                  You seek current income over the term of the notes.

•                  You want to receive dividends or other distributions paid on the securities included in the Basket Components.

•                  You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

•                  You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

You may lose some or all of the principal amount of your notes.

The notes do not guarantee full return of principal. The repayment of any principal on the notes at maturity depends on the Final Basket Value and Average Basket Value. The Bank will only repay you the full principal amount of your notes if the Final Basket Value is equal to or greater than the Buffer Value or if the leveraged negative Final Basket Return can be completely offset by the leveraged positive Average Basket Return. If the Final Basket Value is less than the Buffer Value, you will be exposed on an approximately 1.1765-to-1 basis to any decrease in the value of the Basket by more than 15%, subject to offset by any leveraged positive Average Basket Return. You may lose up to 100% of your principal amount.

The Average Basket Value may be less than the Final Basket Value.

The Average Basket Value is calculated by reference to the average of the Closing Levels of the Basket Components on the Valuation Dates, and may be less than the Final Basket Value.  As a result, your return on the notes may be less than you would receive if the Payment at Maturity was based solely on the Closing Levels of the Basket Components on the Final Valuation Date. This difference could be particularly large if there is a significant increase in the Closing Levels of the Basket Components during the latter portion of the term of the notes.  Additionally, the secondary market value of the notes, if such a market exists, will be affected by the Closing Levels of the Basket Components on any previous Valuation Dates, in that those values will affect the Payment at Maturity.

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the levels of the Basket Components, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Basket Components may not move in tandem, and an increase in the level of one Basket Component may be offset by lower performance of one or more of the other Basket Components.

Changes in the levels of one or more of the Basket Components may not correlate with changes in the levels of one or more of the other Basket Components.  The levels of one or more Basket Components may increase, while the levels of one or more of the other Basket Components may decrease or not increase as much.  Therefore, in calculating the value of the Basket at any time, increases in the level of one Basket Component may be moderated or wholly offset by decreases or lesser increases in the levels of one or more of the other Basket Components.  Adverse changes in the levels of the Basket Components that are more heavily weighted could have a greater impact upon your notes.

The payment on the notes is not linked to the value of the Basket at any time other than the Valuation Dates, including the Final Valuation Date.

The payment on the notes will be based on the Final Basket Value and the Average Basket Value. The Final Basket Value will be based on the Closing Level of each Basket Component on the Final Valuation Date. The Average Basket Value will be based on the Closing Levels of each Basket Component on each of the Valuation Dates, including the Final Valuation Date. Therefore, if the values of the Basket declined substantially as of the Valuation Dates compared to the Initial Basket Value, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the values of the Basket on dates other than the Valuation Dates. Although the actual value of the Basket at other times during the term of the notes may be higher than its values on the Valuation Dates, the payment on the notes will not benefit from the value of the Basket at any time other than the Valuation Dates.

The notes will be subject to risks associated with small-capitalization or mid-capitalization companies.

The MID and the RTY will track companies that may be considered small-capitalization or mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the levels of the relevant Basket Components may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization or mid-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the relevant Basket Component to track them. In addition, small-capitalization or mid-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization or mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Basket Components or any securities included in the Basket Components that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Basket Components or the Basket. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they affect the levels of the Basket Components, the value of the Basket, or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the levels of the Basket Components and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our other affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our other affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our other affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event has occurred with respect to a Basket Component and determine its Final Component Level if a Valuation Date with respect to that Basket Component is postponed to the last possible day. See “Certain Terms of the Notes—Valuation Dates” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, CIBCWM or any of our other affiliates may (but are not obligated to) make a secondary market for the notes. However, they may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which CIBCWM or any of our other affiliates are willing to transact. If none of CIBCWM or any of our other affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Summary of U.S. Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences – Canadian Taxation” in the prospectus.

INFORMATION REGARDING THE BASKET AND THE BASKET COMPONENTS

Included in the pages that follow are brief descriptions of each Basket Component. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. In addition, information about the Basket Components may be obtained from other sources including, but not limited to, their sponsors’ websites. We are not incorporating by reference into this pricing supplement the websites or any materials they include. Neither we nor the agent makes any representation that such publicly available information regarding the Basket Components is accurate or complete.

The S&P 500® Index

The S&P 500® Index (the “SPX”) is calculated, maintained and published by S&P Dow Jones Indices LLC (the “SPDJI”). The SPX consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.

Effective February 20, 2019, company additions to the SPX should have an unadjusted company market capitalization of $8.2 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $6.1 billion or more).

The top 5 industry groups by market capitalization as of March 29, 2019 were: Information Technology, Health Care, Financials, Consumer Discretionary and Communication Services. See “Index Descriptions—The S&P U.S. Indices” beginning on page S-44 of the accompanying underlying supplement for additional information about the SPX.

The S&P MidCap 400® Index

The S&P MidCap 400® Index (the “MID”) is calculated, maintained and published by SPDJI. The MID consists of stocks of 400 companies selected to provide a performance benchmark for the medium market capitalization segment of the U.S. equity markets.

Effective February 20, 2019, company additions to the MID should have an unadjusted company market capitalization of $2.4 billion to $8.2 billion (an increase from the previous requirement of an unadjusted company market capitalization of $1.6 billion to $6.8 billion).

The top 5 industry groups by market capitalization as of March 29, 2019 were: Information Technology, Financials, Industrials, Consumer Discretionary and Real Estate. See “Index Descriptions—The S&P U.S. Indices” beginning on page S-44 of the accompanying underlying supplement for additional information about the MID.

The Russell 2000® Index

The Russell 2000® Index (the “RTY”) is calculated, maintained and published by FTSE Russell. The RTY is designed to track the performance of the small capitalization segment of the United States equity market.  All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index.  The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of March 31, 2019 were: Financial Services, Health Care, Consumer Discretionary, Technology and Producer Durables. See “Index Descriptions—The Russell Indices” beginning on page S-29 of the accompanying underlying supplement for additional information about the RTY.

Historical Performance of the Basket Components

The following graphs set forth daily Closing Levels of the Basket Components for the period from January 1, 2014 to April 25, 2019. We obtained the information below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. The historical performance of a Basket Component should not be taken as an indication of its future performance, and no assurances can be given as to the level of any Basket Component at any time during the term of the notes, including the Valuation Dates. We cannot give you assurance that the performance of the Basket Components will result in any positive return on your investment.

Hypothetical Historical Performance of the Basket

The following graph illustrates the hypothetical daily performance of the Basket from January 1, 2014 through April 25, 2019 based on the information from Bloomberg, if the value of the Basket was made to equal 100 on January 1, 2014. The hypothetical performance reflects the performance that the Basket would have exhibited based on (i) the actual historical performance of the Basket Components and (ii) the assumption that no adjustment to the Closing Level occurred from January 1, 2014 through April 25, 2019 for any Basket Component.  Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Basket Components should be taken as indications of future performance. No assurances can be given as to the value of the Basket at any time during the term of the notes, including the Valuation Dates. We cannot give you assurance that the performance of the Basket will result in any positive return on your investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, CIBCWM will purchase the notes from the Bank for distribution to other affiliated or unaffiliated dealers.

The notes sold by CIBCWM to the public will initially be offered at the price to public set forth on the cover page of this pricing supplement. CIBCWM intends to purchase each of the notes from the Bank at a purchase price equal to the price to public.

We expect to deliver the notes against payment therefor in New York, New York on a date that is more than two Business Days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two Business Days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank owns, directly or indirectly, all of the outstanding equity securities of CIBCWM.  In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. For the purposes of this provision:

(a)                                 the expression “retail investor” means a person who is one (or more) of the following:

(i)                                     a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);

(ii)                                  a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)                               not a qualified investor as defined in Directive 2003/71/EC; and

(b)                                 the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “Certain U.S. Federal Income Tax Consequences” beginning on page S-59 of the underlying supplement, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Regarding the discussion in the underlying supplement with respect to a dividend equivalent payment made with respect to a U.S. stock or equity-linked debt instrument under the section entitled Tax Consequences to Non-U.S. Holders, since the notes should be considered to reference indices, each of which should be treated as a qualified index, the notes should be exempt from the withholding tax rules specified for dividend equivalents.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the notes, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.